[Green Dot Corporation Letterhead]
January 18, 2012
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Webb, Legal Branch Chief,
Matt McNair, Attorney-Adviser

Re:	Green Dot Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 10, 2011
File No. 000-34819

Ladies and Gentlemen:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated January 3, 2012, from Mr. Mark Webb to Mr. Steven W. Streit of Green Dot Corporation (the “Company”). For your convenience, we have set forth below each of the Staff's comments in italicized text in the same numbered order in which they appear in your letter. The Company's response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-K for Fiscal Year Ended December 31, 2010
General

1.
Please revise future filings, including your next Form 10-K, to disclose your bank acquisition strategy. In particular, disclose the ways in which you expect your business model to change as a result of the acquisition; for example, disclose whether you intend to offer loans and/or maintain a loan portfolio after the acquisition. In addition, disclose the strategic benefits you expect to obtain as a result of the acquisition. Provide us with your proposed revised disclosure.

Response:
The Company will add the disclosure requested by the Staff in future filings, including its next Annual Report on Form 10-K (“Form 10-K”). The Company has provided below proposed capsule summary disclosure of its bank acquisition strategy, which it intends to include in Item 1 of its next Form 10-K. Given that the Company does not expect to file its next Form 10-K until February 2012 and the Company has only just begun to prepare its next Form 10-K, the Company reserves the right to make further changes to this proposed disclosure:

“Bank Acquisition
“In December 2011, we completed our acquisition of Utah-based Bonneville Bancorp, a bank holding company, and its subsidiary commercial bank, which is now legally named Green Dot Bank.  As a result of this acquisition, which was approved by the Federal Reserve Board and the Utah Department of Financial Institutions, we became a bank holding company. Pursuant to our commitments to these regulatory authorities, our subsidiary bank continues to conduct the same business it conducted prior to the acquisition, including lending in its local community at not less than its pre-acquisition levels, under its former legal name, Bonneville Bank, at its single Provo, Utah location. We have also made certain financial commitments with respect to Green Dot Bank, including maintaining a tier 1 leverage ratio of at least 15 percent and a 1:1 ratio of cash or cash equivalents to deposits associated with GPR cards. Green Dot Bank has not earned a material amount of net income historically. As of December 31, 2011, it had $[__] million of total assets and $[__] million of net loans as of December 31, 2011. Other than fulfilling our commitment to continue to lend at pre-acquisition levels in Green Dot Bank's local community, we do not expect to engage in lending activity as a result of the bank acquisition.
“We believe that our bank acquisition enables us to, among other things, (i) offer consumers FDIC-insured transactional accounts, (ii) issue prepaid card and debit card products linked to those transactional accounts, (iii) offer other types of deposit products, such as savings accounts, and (iv) provide settlement services for our reload network. Over time, we intend to introduce new products or services in each of these categories.
“In addition, we believe that our bank acquisition will provide us with the following strategic benefits:

•	increase our efficiency in introducing and managing potential new products and services, which are more difficult to accomplish with multiple unaffiliated card issuing banks;

•
reduce the risk that we would be negatively impacted by one of the banks that issue our cards changing its business practices as a result of, among other things, a change of strategic direction, financial hardship or regulatory developments;

•
reduce the sponsorship and service fees and other expenses that we incur each year to the third-party banks that issue our cards, and correspondingly increase funds available to us to spend on other aspects of our business, including the ability to invest in further reducing consumer pricing; and

•	Improve our ability to compete for new program management opportunities, particularly with federal, state, and local government entities.”

2.
We note that you addressed the expected effects of the Durbin Amendment in your third-quarter earnings conference call. Please revise future filings, including your next Form 10-K, to disclose the information provided in your earnings conference call relating to the effect the Durbin Amendment might have on your business. Provide us with your proposed revised disclosure.

Response:
In general, the Company agrees with the underlying theme of the Staff's comment and will add disclosure in Item 7 of the next Form 10-K of the expected financial impact of providing monthly fee-free ATM withdrawals under the Walmart MoneyCard program and (ii) remove disclosure in Item 1 of the next Form 10-K of the ACH-based billpay service feature of the Company's general purpose reloadable prepaid debit (“GPR”) cards. These proposed changes are presented at the end of the Company's response to comment 2. For the reasons discussed below, the Company believes that the expected financial impact of the Durbin Amendment warrants only qualitative disclosure.
By way of background, to date, the Company has not instituted any changes to its GPR card programs directly to comply with the Durbin Amendment other than to eliminate the ACH-based billpay service feature of its GPR cards. The Company did not include disclosure of this change in its Form 10-Q for the quarter ended September 30, 2011 because, as the Company noted in its earnings call, disabling this feature was not material to the value proposition of the Company's GPR cards or its overall business, as approximately 2% of cardholders typically used this feature.
The applicable compliance deadline for providing monthly fee-free ATM withdrawals under programs, such as the Walmart Money Card program, is July 21, 2012. By that date, the Company must provide at least one1 fee-free ATM withdrawal per month for each card issued under the Walmart MoneyCard program (“Free Withdrawals”). While this change to the program will directly reduce the Company's card revenues, particularly those from ATM fees, the Company believes that this change will indirectly improve the Company's operating revenues by promoting card usage and cardholder retention. The Company's belief is based on its direct experience; the Company introduced fee-free ATM withdrawals on its Green Dot-branded card portfolio several years ago as an incentive for card usage and cardholder retention, not as a result of regulation, and experienced corresponding increases in these metrics following the introduction of this feature. In addition to fee-free ATM withdrawals, on regular basis, the Company offers various incentives to customers (e.g., fee waivers) that directly reduce card revenues but are designed to increase, and have increased, product acceptance and sales volume.
In light of the foregoing, the Company respectfully submits that the overall financial impact of Free Withdrawals or any other single customer incentive is not measurable with sufficient precision to be reported in its public filings. In addition, as is evident in the discussion above, there are many interrelated factors that contribute to changes in the Company's operating revenues between periods, and these factors are typically interdependent such that quantification of individual factors would not be meaningful to an investor. Accordingly, the Company proposes to include the following qualitative disclosure in its discussion of its operating results under “Management's Discussion and Analysis of Financial Condition and Results of Operations” in its next Form 10-K:
_______________________
1 In light of the compliance deadline of July 21, 2012, for strategic reasons, the Company has deferred determining the exact number of Free Withdrawals until later in 2012.

“Under new regulations, we are required to provide at least one fee-free ATM withdrawal per month for each card issued under the Walmart MoneyCard program. While our card revenues from ATM fees will be negatively impacted by this change, we do not expect that our operating results will be materially impacted because we anticipate that our operating revenues will be positively impacted by increases in card usage and cardholder retention as a result of this change.”
The Company will eliminate the following disclosure from the fourth paragraph under “Our Products and Services-Card Products” of its last Form 10-K in its next Form 10-K: “In addition, via an online tool, we allow cardholders to manage household and other bills and to make payments to companies or individuals.” Similar disclosure contained in the second paragraph under “Our Technology Platform-Green PlaNET” of the Company's last Form 10-K will be removed from the same disclosure that appears in the next Form 10-K.
Marketing to Consumers, page 6

3.
It appears based on your disclosure that improving cardholder retention rates and increasing the number of repeat customers can improve revenue growth and overall profitability, and it appears that improving these metrics is an objective of management. However, we note the disclosure on page 16 indicating that many of your cardholders use their cards infrequently or do not reload their cards. Please revise future filings, including your next Form 10-K, to disclose historical retention rates and the historical percentage of repeat customers. Discuss which promotional or other programs have been successful in increasing retention rates. Provide us with your proposed revised disclosure.

Response:
In response to the Staff's comment, the Company proposes to revise the following paragraph from “Marketing to Consumers” in Item 1 of its last Form 10-K as follows (and include the updated version in the same location of its next Form 10-K):
“We employ a number of strategies to improve cardholder retention and increase card usage. These strategies are based on research we conduct on an ongoing basis to understand consumer behavior and improve consumer loyalty and satisfaction. For example, we use our points of contact with customers (e.g., our website, email, interactive voice response system, or IVR, and mobile applications) to educate our customers and promote new card features. We also provide incentives for behaviors, such as cash reloading, establishing payroll direct deposit and making frequent purchases with our cards, that we believe increase cardholder retention. In particular, we believe that our fee waiver program, which eliminates monthly maintenance fees for customers who deposit $1,000 or more to the card or conduct at least 30 transactions with the card during a calendar month, has had a significant impact on improving cardholder retention within certain of our customer segments. Our GPR cards had an average card lifetime of approximately nine months in each of 2010 and 2011. While the average card lifetime was flat from 2010 to 2011, we experienced growth in the number of new GPR card activations from repeat customers, or former GPR cardholders, over the same period. The percentage of new card activations from repeat customers increased from 34% in 2010 to 43% in 2011.”

The Company also proposes to revise the following paragraph from “Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview” in its last Form 10-K as follows (and include the updated version in the same location of its next Form 10‑K):
“Number of GPR Cards Activated - represents the total number of GPR cards sold through our retail and online distribution channels that are activated (and, in the case of our online channel, also funded) by cardholders in a specified period. We activated 6.26 million and 4.27 million GPR cards in the twelve months ended December 31, 2010 and 2009, respectively, 2.12 million and 976,000 GPR cards in the five months ended December 31, 2009 and 2008, respectively, and 3.14 million and 2.19 million GPR cards in fiscal 2009 and 2008, respectively. The number of new GPR card activations from repeat customers, or former GPR cardholders, in the same comparable periods were 2.16 million and 0.98 million, 0.53 million and 0.18 million, 0.63 million and 0.35 million, respectively.”
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Risk Factors
The industry in which we operate is highly competitive …, page 30

4.
We note the disclosure in the fourth paragraph on page 30 regarding the risk related to pricing competition. It appears that certain of the competitors you identify in this risk factor currently offer GPR cards with lower fees (e.g., no activation or monthly maintenance fees) that provide features and benefits similar to those provided by your GPR cards. Please revise this risk factor in the future to disclose, if accurate, that certain GPR card issuers provide, or may provide, GPR cards that offer features and benefits similar to yours at a lower cost to consumers. Consider revising the document elsewhere to explain the extent to which you believe your pricing strategy will affect sales. For example, differentiate the services you provide from those provided by your competitors and/or explain why you believe consumers will choose your products instead of competitors' products. We note the disclosure indicating that to stay competitive, you may have to increase the incentives you offer your retail distributors and decrease the prices of your products and services. Provide us with your proposed revised disclosure.

Response:
In response to the Staff's comment, the Company proposes to revise the fourth paragraph of the risk factor noted in the Staff's comment as follows (and include the updated version in the same location of its next Form 10-K):
“Many existing and potential competitors have longer operating histories and greater name recognition than we do. In addition, many of our existing and potential competitors are substantially larger than we are, may already have or could develop substantially greater financial and other resources than we have, may offer, develop or introduce a wider range of programs and services than we offer or may use more effective advertising and marketing strategies than we do to achieve broader brand recognition, customer awareness and retail penetration. We also face price competition that results in decreases in the purchase and use of our products and services, particularly from GPR card providers that offer comparable GPR cards to certain consumer segments. If price competition materially intensifies or affects a greater number of our customer segments, we may have to increase the incentives that we offer to our retail distributors and decrease the prices of our products and services, which could adversely affect our operating results."
After reconsidering its other disclosures in light of comment 4, the Company has determined not to disclose of the impact of price competition elsewhere in its filings because the Company believes such disclosures would be too speculative and would not provide an investor with meaningful information. The Company advises the Staff that there are over 100 prepaid card programs in the United States, each with different pricing plans and features. While the Company is aware of some GPR card providers that offer programs that are less expensive than the Company's programs for certain customer segments and card usage patterns, the Company is not aware of any program that is less expensive than the Company's programs across all customer segments and usage patterns. In addition, as noted under “Competition” in Item 1 of the Company's last Form 10-K, pricing is one of several factors that influence the success of any given GPR card program. Brand, features, and distribution are other very significant factors. For example, we note that most GPR cards are purchased at retail stores making the relative distribution of the products critical to the success of a GPR card program; a GPR card that is attractively priced but with limited distribution (e.g. online only) is unlikely to have a material impact on competitors with broader distribution.
Changes in laws and regulations to which we are subject …, page 31

5.
Please revise future filings, including your next Form 10-K, to disclose whether any pending state or federal legislation, or other pending rules or restrictions, would have a negative effect on your business. For example, disclose whether any proposed legislation would limit the amount of debit card fees that can be charged and explain how such legislation could affect your business. Provide us with your proposed revised disclosure.

Response:
In light of the Staff's comment, the Company will reconsider its risk factor disclosure when preparing the Company's future filings. While the Company is unaware of any currently pending legislation, rules or restrictions, which, if implemented, would have a materially negative impact on the Company's business, the legal and regulatory environment in which the Company operates could produce such pending legislation, rules or restrictions at any time.
*****
As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to me at (626) 775-3494 or to John C. Ricci, General Counsel of the Company, at (626) 775-3485, or you may contact William L. Hughes of Fenwick & West LLP, our outside legal counsel, at (415) 875-2479.
Very truly yours,
/s/ John L. Keatley
John L. Keatley
Chief Financial Officer
Green Dot Corporation

cc:	Timothy R. Greenleaf, Chair, Audit Committee of the Board of Directors
Steven W. Streit, Chairman, President and Chief Executive Officer
John C. Ricci, General Counsel and Secretary
Mark Siegel, Ernst & Young LLP
William L. Hughes, Fenwick & West LLP